October 12, 2007

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549-7010

Re:	Sanders Morris Harris Group Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007

File No. 0-30066

Dear Mr. O’Brien:

This letter is provided in response to your letter of October 1, 2007, in which you furnished additional comments with respect to the Annual Report on Form 10-K for the year ended December 31, 2006, filed by Sanders Morris Harris Group Inc. (“SMHG” or the “Company”). Our response and supplemental information is provided following each comment.

General

1.
We note in certain of your responses (for example, to comments 2, 3, 4, 6, and 7) you agree to comply with our comments in future filings on Form 10-K. However, where you present such applicable periodic information, that is, in a Form 10-Q, please confirm you will provide the agreed disclosure therein, and not solely on an annual basis which may not provide the material information to investors timely.

The Company will provide the agreed disclosure when such applicable periodic information is presented in a Quarterly Report on Form 10-Q. Comment 4 requests additional disclosures concerning the not readily marketable securities. Given the proximity to the filing deadline for the quarter ended September 30, 2007, the Company will include these disclosures in its Annual Report on Form 10-K for the year ended December 31, 2007, and in its Quarterly Reports on Form 10-Q thereafter.

Mr. Terence O’Brien
October 12, 2007

Charlotte Capital, page 26

2.
We have read your response to comment 1 in our letter dated August 23, 2007. You state that there was no uncertainty over the recoverability of Charlotte assets until the second quarter loss of a large client. However, it appears that there may have been known adverse trends in Charlotte’s business that, if disclosed earlier, may have informed readers about the possibility of a material future impact. For example, we note that Charlotte’s assets under management declined 33% between 12/31/04 and 3/31/06 and that Charlotte’s portfolio performance had apparently been materially worse than that generated by its competitors. In future filings, please continually reassess the previously cited MD&A disclosure requirements for known trends and uncertainties.

The Company will continually reassess the previously cited MD&A disclosure requirements for known trends and uncertainties.

Statement of Cash Flows, page 41

3.
We have read your response to comment 5 in our letter dated August 23, 2007. There remains a concern about the relevance of the GAAP hierarchy referenced in paragraph 25 of SFAS 111, as well as the guidance in paragraphs 11-13 of SFAS 95 regarding net and gross presentation of account activity. In order for us to complete our analysis, please provide us with a reconciliation between the 12/31/04, 12/31/05, 12/31/06, and 6/30/07 balances in your “not readily marketable” securities owned accounts. The reconciliation should show the amounts of corresponding asset acquisitions and dispositions during 2005, 2006 and the first 6 months of 2007. We may have further comment.

A reconciliation between the 12/31/04, 12/31/05, 12/31/06, and 6/30/07 balances in the Company’s “not readily marketable” securities owned accounts follows:

Dollars in thousands
Balance, December 31, 2004	$37,165
Acquisitions	9,762
Sales	(7,071)
Realized & Unrealized Gain	3,153
Balance, December 31, 2005	43,009
Acquisitions	6,758
Sales	(4,267)
Realized & Unrealized Loss	(141)
Balance, December 31, 2006	45,359
Acquisitions	24,475
Sales	(3,137)
Realized & Unrealized Gain	470
Balance, June 30, 2007	$67,167

Mr. Terence O’Brien
October 12, 2007

If you have any questions with respect to the foregoing responses, please call me at (713) 993-4614.

Very truly yours,

Sanders Morris Harris Group Inc.

/s/ Rick Berry

Rick Berry
Chief Financial Officer